Exhibit 99.1

Brooge Energy LTD Subsidiary, Brooge Petroleum and Gas Investment Company FZE, Contemplating New Senior Secured Bond Issue

NEW YORK, August 10, 2020: Brooge Energy Limited (“Brooge Energy” or the “Company”) (NASDAQ: BROG), a midstream oil storage and service provider strategically located outside the Strait of Hormuz, adjacent to the Port of Fujairah in the United Arab Emirates (“UAE”), announced today its wholly-owned subsidiary, Brooge Petroleum and Gas Investment Company FZE (“BPGIC”), is pursuing the issuance of a new 5-year senior secured bond of up to US$200 million (with potential follow-on issuances of up to US$125 million for a maximum aggregate amount of US$325 million) in the Nordic bond market. The Company has retained Pareto Securities as Sole Manager to assist with the transaction.

The net proceeds from the new bond issue are expected to be used to repay existing debt and to fund remaining capital expenditures for Phase II, amongst other initiatives. If completed, this transaction would enable the Company to have a single consolidated debt facility for both Phase I and II that the Company believes is more reflective of its valuation of the assets and growth profile.  There is no assurance that the offering will be completed or, if completed, as to the terms on which it is completed.

The bonds will be offered only to qualified institutional buyers in reliance on Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and, outside the United States, only to non-U.S. investors pursuant to Regulation S under the Securities Act. The bonds will not be registered under the Securities Act or the securities laws of any other jurisdiction and will not be offered or sold in the United States absent an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and applicable state or other jurisdictions’ securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the bonds or any other securities, nor shall there be any offer, solicitation or sale of the bonds or any other securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful.

About Brooge Energy Limited

Brooge Energy, formerly known as Brooge Holdings, conducts all of its business and operations through its wholly-owned subsidiary Brooge Petroleum and Gas Investment Company FZE (“BPGIC”), a Fujairah Free Zone Entity. BPGIC is a midstream oil storage and service provider strategically located outside the Strait of Hormuz adjacent to the Port of Fujairah in the United Arab Emirates. BPGIC’s oil storage business differentiates itself from competitors by providing its customers with fast order processing times, excellent customer service and high accuracy blending services with low oil losses. For more information please visit www.broogeholdings.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties concerning BPGIC’s and Brooge Energy’s expected financial performance, as well as their strategic and operational plans. The actual results may differ materially from expectations, estimates and projections due to a number of risks and uncertainties and, consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “would,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These risks and uncertainties include, but are not limited to: (1) BPGIC’s ability to consummate the bond offering on commercially reasonable terms; (2) the ultimate geographic spread, duration and severity of the coronavirus outbreak and the effectiveness of actions taken, or actions that may be taken, by governmental authorities to contain the outbreak or ameliorate its effects; (3) BPGIC’s ability to obtain financing for Phase III on commercially reasonable terms; (4) BPGIC’s ability to negotiate and enter into development and offtake agreements on commercially reasonable terms; (5) the results of technical and design feasibility studies, including the Phase III FEED study; (6) the loss of any end-users; (7) changes in customer demand with respect to ancillary services provided by BPGIC including throughput, blending, heating, and intertank transfers; (8) BPGIC’s ability to effectively manage the risks and expenses associated with the construction of Phase II, Phase III and other growth and expansion projects; and (9) other risks and uncertainties indicated from time to time in filings with or submissions to the SEC by Brooge Energy. Readers are referred to the most recent reports filed with or furnished to the SEC by Brooge Energy. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact

KCSA Strategic Communications

Valter Pinto / Elizabeth Barker

+1 212-896-1254 or +1 212-896-1203

BROG@kcsa.com